SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

NAME:	1WS Credit Income Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE (NO. & STREET, CITY, STATE, ZIP CODE):

1WS Credit Income Fund
1290 Avenue of the Americas, 34th Floor
New York, New York 10104

TELEPHONE NUMBER (INCLUDING AREA CODE): 212-957-2500

NAME AND ADDRESS OF AGENTS FOR SERVICE OF PROCESS:

Kurt A. Locher
 1WS Credit Income Fund
1290 Avenue of the Americas, 34th Floor
New York, New York 10104

COPIES TO:
George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
 New York, New York 10036

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes ☒          No ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 10th day of August, 2018.

1WS Credit Income Fund
(Name of Registrant)

By:	/s/ Kurt A. Locher
	Name:	Kurt A. Locher
	Title:	Initial Trustee